3040 Post Oak Blvd., Floor 18, Suite 164

Houston, TX 77056

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	XCF Global, Inc.
Request to Withdraw Registration Statement on Form S-1
Filed on October 22, 2025
File No. 333-291020

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), XCF Global, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-291020) filed with the Commission on October 22, 2025, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof.

The Registrant has decided not to continue to pursue the equity line of credit transactions due to business decisions and confirms that no further securities covered by the Registration Statement will be issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477(b) under the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

We appreciate your time and attention to this matter. Should you have any questions, please call our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/ Harvey Schnitzer
Name:	Harvey Schnitzer
Title:	Chief Financial Officer

c: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP